Exhibit 21.1
SUBSIDIARIES OF EAST WEST BANCORP, INC.
As of December 31, 2021

Subsidiary (1)	Jurisdiction of Incorporation or Organization
East West Bank	California

(1)Subsidiaries of East West Bancorp, Inc. other than East West Bank are not listed above since, in the aggregate, they would not constitute a significant subsidiary. East West Bank is 100% owned by East West Bancorp, Inc.